EXHIBIT 11

                   COMPUTATION OF NET INCOME PER COMMON SHARE
                      INCSTAR CORPORATION AND SUBSIDIARIES

                                 Quarter Ended              Nine Months Ended
                            Sept. 27,     Sept. 29,     Sept. 27,      Sept. 29,
                               1996          1995          1996          1995
PRIMARY EARNINGS PER
 COMMON SHARE:
Average shares outstanding  16,502,622    16,363,059    16,472,189     16,362,868
Dilutive stock options
 and warrants - based on       152,714       206,984       198,855        102,938
 the treasury stock method

                            16,655,336     16,570,043   16,671,044     16,465,806

Net income                $    986,000  $   1,092,000 $  3,264,000  $   2,718,000

Net income per share      $       0.06  $        0.07 $       0.20  $        0.17
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